

Mailstop 3233

July 10, 2017

<u>Via E-mail</u>
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer
Mid-America Apartments L.P.
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee 38138

> **Re:** **Mid-America Apartments L.P.**
> **Mid-America Apartment Communities, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 24, 2017**
> **File Nos. 333-190028-01 and 001-12762**

Dear Mr. Campbell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities